January 8, 2014

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

     Re:  Boston Investment and Development Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed December 20, 2013

File No. 333-189200

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

This letter is written on behalf of Boston Investment and Development Corp. (the “Company”), and responds to three additional telephonic comments received from the Commission staff (the “Staff”) on January 6, 2014, with regard to the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-189200, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 6”) to respond to the Staff’s comments and to provide additional information.

For your convenience, the Company has included the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 6. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 6.

General

1.	The Staff requested that the Company update the contact information for counsel to the Company on the cover page of the registration statement.

Response to Comment No. 1

The Company has included the contact information to reflect counsel’s new address and phone number.

2.	The Staff requested that the Company indicate on the cover page of the Prospectus that any sales by Mr. Trabelsi, because of his position as a control person of the Company (due to his status as an officer and director), and The Mazzal Trust, because of its status as the controlling stockholder of the Company (due to its supermajority ownership of the Company’s outstanding common stock), under the registration statement must be at the fixed price of $1.00 per share.

Response to Comment No. 2

The Company has revised the cover page of Amendment No. 6 to state that any sales by Mr. Trabelsi and The Mazzal Trust under the prospectus will be at the fixed price. The language conforms to the disclosures made by Company in the “Selling Stockholders” and “Plan of Distribution” sections.

3.	The Staff requested that the Company remove the hypothetical disclosures of potential gross proceeds per phase in the “Financing Strategy” section of the “Business” section of the Prospectus, and clarify the Company’s bases for disclosures relating to the anticipated costs of construction of the multi-family dwellings.

Response to Comment No. 3

The Company has revised the “Financing Strategy” section of the “Business” section of the Prospectus to remove the discussions of potential gross proceeds per phase. Additionally, the Company has clarified its disclosures relating to anticipated costs of construction of the units by including additional descriptions of the bases for the Company’s estimates, including market research and due diligence conducted by management of the Company with respect to local construction costs, property values, and materials costs, as well as management’s experience in the local construction and housing markets.

* * * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 6 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement (from the Company, and not through counsel):

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Harold Fisher, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 328-3600, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 6.

Very truly yours,

Boston Investment and Development Corp.

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman